============================================================


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 21)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

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



                                  SCHEDULE TO

     This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 11.    Additional Information.

     On February 28, 2001, Weyerhaeuser sent a letter to shareholders of Willamette regarding the election of directors at Willamette's 2001 annual meeting of shareholders. The text of a press release issued by Weyerhaeuser on February 28, 2001, is filed herewith as Exhibit (a)(5)(Q).

Item 12.    Exhibits.

(a)(5)(Q)   Press  release  issued  by  Weyerhaeuser  Company,  dated
            February 28, 2001.

                                  SIGNATURES

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                     COMPANY HOLDINGS, INC.,

                                        by

                                           /s/ STEVEN R. ROGEL
                                           -------------------
                                           Name:  Steven R. Rogel
                                           Title: President

                                     WEYERHAEUSER COMPANY,

                                        by

                                           /s/ STEVEN R. ROGEL
                                           -------------------
                                           Name:  Steven R. Rogel
                                           Title: President and Chief
                                                  Executive Officer

                Dated: February 28, 2001

                                 Exhibit Index

Exhibit No.    Description
----------     -----------

(a)(5)(Q)      Press release issued by Weyerhaeuser Company, dated
               February 28, 2001.

                                                             Exhibit (a)(5)(Q)
                                                   [Weyerhaeuser Company logo]
NEWS RELEASE

For Immediate Release

             WEYERHAEUSER SENDS LETTER TO WILLAMETTE SHAREHOLDERS

FEDERAL WAY, Wash., February 28, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that it sent the following letter to shareholders of Willamette Industries, Inc. (NYSE: WLL):

          February 27, 2001

          Dear Willamette Shareholder:

          As you know, Weyerhaeuser, one of the world's leading forest products companies, has made an offer to acquire all the outstanding shares of Willamette Industries for $48.00 per share in cash. Our offer represents a 38% premium over Willamette's closing share price on November 10, 2000, the last trading day before our offer was announced, and a premium of approximately 60% to the average share price for the 60 days prior to November 10, 2000. Despite the fact that, as of February 1, 2001, a majority of Willamette shares had been tendered into our offer, the Willamette board of directors refuses to negotiate a mutually beneficial transaction. In addition, the Willamette board has delayed the date of Willamette's 2001 annual meeting of shareholders so that your voices in governing the company cannot be heard. WE URGE YOU TO PROTECT THE VALUE OF YOUR INVESTMENT IN WILLAMETTE BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TO VOTE FOR THE ELECTION OF THE WEYERHAEUSER NOMINEES TODAY.

                     OUR $48 PER SHARE CASH OFFER PROVIDES
               SUPERIOR VALUE TODAY FOR WILLAMETTE SHAREHOLDERS

          We believe our offer provides greater value than Willamette can generate as a stand-alone company. Contrary to Willamette's selective analysis of purportedly comparable transactions, our premium is considerably higher than an average of prior transactions in the forest products industry. In fact:

          - our 38% premium exceeds the average premium for the 64 paper industry company transactions that have occurred since 1990 (1)
          - since we announced our offer, the S&P paper and forest products index (2) (as opposed to Willamette's self-selected "relevant composite of forest products company stocks") increased by only 4.3% (3)
          - while no one can accurately predict future stock prices, an independent financial analyst has suggested that if Weyerhaeuser's bid is withdrawn, "THE DOWNSIDE IN WILLAMETTE STOCK IS SUBSTANTIAL (AT LEAST TO THE LOW $30S, AND POTENTIALLY LOWER)" (4)

         (1) November 2000 presentation by Salomon Smith Barney.
         (2) Excluding Weyerhaeuser and Willamette.
         (3) Calculated from November 10, 2000 to February 20, 2001, the time period covered in Willamette's February 22, 2001 analysis.
         (4) Mark W. Connelly, Credit Suisse First Boston Corporation, "WLL:
             It's Not the tender--It's the Vote," January 31, 2001.

                                  - more -


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                                   - 2 -

          We are ready to deliver value to Willamette shareholders--in cash--as soon as the Willamette board permits its shareholders to accept our offer. WE HAVE ALSO MADE IT CLEAR AND REPEAT HERE AGAIN THAT IF WILLAMETTE CAN DEMONSTRATE ADDITIONAL VALUE, WEYERHAEUSER STANDS READY TO NEGOTIATE.

                  WILLAMETTE'S TACTICS ARE COSTING YOU MONEY

          Willamette's board of directors would have you believe that it "takes very seriously [its] fiduciary obligations". A review of the board's actions, however, suggests that the board has priorities other than the best interests of Willamette shareholders. Since the date our offer was announced, the Willamette board has:

          - refused to amend its "poison pill" rights plan or take other steps that would permit you to accept our offer
          - amended the company's by-laws to eliminate the company's traditional April annual meeting date and permit the board to schedule the meeting in its sole discretion
          - failed to call the annual meeting and refused even to say when it will be held
          - enhanced the "golden parachute" severance arrangements with a significant number of highly paid employees and established such arrangements with virtually all the company's salaried employees
          - engaged in an active campaign of disinformation to foment opposition to the proposed transaction among Willamette's employees, customers and the communities in which the company operates

          While the board refuses to negotiate, the value of your shares continues to decrease. Since the December 6, 2000 high following our offer, the total market value of Willamette's shares has fallen by approximately $459 million, or 8.3%.

               ELECT DIRECTOR NOMINEES WHO WILL ACT IN YOUR BEST
                                   INTERESTS

          Weyerhaeuser's nominees are experienced business people with extensive forest products experience. None of them is currently employed by Weyerhaeuser. You should ignore Willamette's rhetoric and focus on what this election is really about:

          - electing directors who believe their duty is to act to maximize the value of Willamette's shares
          - electing directors who will best protect the value of your investment in Willamette
          - electing directors who believe that the shareholders--the owners of Willamette--are entitled to decide whether or not to accept the Weyerhaeuser offer

          Although Willamette is attempting to distract you by questioning the ability of the Weyerhaeuser nominees to represent you, remember that three of the four Willamette directors up for re-election were not directors of public companies at the time they joined Willamette's board. TAKE CONTROL OF YOUR INVESTMENT--VOTE FOR THE ELECTION OF THE WEYERHAEUSER NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY.

                                   - more -

         Thank you for your support.

         Very truly yours,
         /s/ Steven R. Rogel
         Steven R. Rogel
         Chairman, President and Chief Executive Officer

WHETHER OR NOT YOU PLAN TO ATTEND THE 2001 ANNUAL MEETING, WE URGE YOU TO VOTE FOR THE ELECTION OF THE WEYERHAEUSER NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE TODAY. REMEMBER, IF YOU HOLD YOUR WILLAMETTE SHARES WITH A BROKERAGE FIRM OR BANK, ONLY THEY CAN EXERCISE VOTING RIGHTS WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IT IS CRITICAL THAT YOU PROMPTLY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO VOTE THE GOLD PROXY CARD FOR THE ELECTION OF THE WEYERHAEUSER NOMINEES. IF YOU ARE A PARTICIPANT IN THE WILLAMETTE STOCK PURCHASE PLAN, YOU MUST CONTACT THE PLAN TRUSTEE, WELLS FARGO BANK, TO VOTE YOUR SHARES. IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN EXECUTING OR DELIVERING YOUR PROXY, PLEASE CALL OUR PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 1-877-750-5838.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, March 30, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

 ANALYSTS                                            MEDIA
 Kathryn McAuley      Joele Frank / Jeremy Zweig     Bruce Amundson
 Weyerhaeuser         Joele Frank, Wilkinson         Weyerhaeuser
 (253) 924-2058       Brimmer Katcher                (253) 924-3047
                      (212) 355-4449